                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

--------------------------------------------------------------------------------

                                     SCHEDULE 13D


                      Under the Securities Exchange Act of 1934


                                  GETTY IMAGES, INC.
--------------------------------------------------------------------------------
                                   (Name of Issuer)

                  Shares of Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                            (Title of Class of Securities)

                                     374276 10 3
--------------------------------------------------------------------------------
                                    (CUSIP Number)

                                    Mark Torrance
                                 c/o PhotoDisc, Inc.
                           2013 Fourth Avenue, 4th Floor
                             Seattle, Washington 98121
                                   (206) 441-9355
                       (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices and
                                  Communications)

                                      Copy to:

                                 John Steel, Esq.
                          Graham & James/Riddell Williams
                        1001 Fourth Avenue Plaza, Suite 4500
                             Seattle, Washington  98154
                             Telephone: (206) 624-3600
--------------------------------------------------------------------------------

                                   February 9, 1998
--------------------------------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.


                             Exhibit Index is at Page 15

CUSIP No. 374276 10 3

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Mark Torrance
     ---------------------------------------------------------------------------

     ---------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

/ /  (a)
          ----------------------------------------------------------------------

/X/  (b)
          ----------------------------------------------------------------------

(3)  SEC Use Only
                  --------------------------------------------------------------

(4)  Source of Funds (See Instructions) OO
                                        ----------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e).                                                    / /

(6)  Citizenship or Place of Organization
     U.S.
     ---------------------------------------------------------------------------

--------------
  Number of         (7)  Sole Voting Power 3,104,955
                                           --------------------------------
   Shares
                         --------------------------------------------------
 Beneficially       (8)  Shared Voting Power 2,473,224
                                             ------------------------------
  Owned by
                         --------------------------------------------------
    Each            (9)  Sole Dispositive Power 3,104,955
                                                ---------------------------
  Reporting
                         --------------------------------------------------
   Person          (10)  Shared Dispositive Power 2,473,224
                                                  -------------------------
    With
                         --------------------------------------------------
--------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person 5,578,179
                                                                  --------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                   -------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11) 18.7%
                                                        ------------------------

(14) Type of Reporting Person (See Instructions) IN
                                                 -------------------------------

CUSIP No. 374276 10 3

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     PDI, L.L.C.
     ---------------------------------------------------------------------------

     ---------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

/ /  (a)
          ----------------------------------------------------------------------

/X/  (b)
          ----------------------------------------------------------------------

(3)  SEC Use Only
                  --------------------------------------------------------------

(4)  Source of Funds (See Instructions) OO
                                        ----------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e).                                                    / /

(6)  Citizenship or Place of Organization
     Washington
     ---------------------------------------------------------------------------

--------------
  Number of         (7)  Sole Voting Power 3,071,357
                                           --------------------------------
   Shares
                         --------------------------------------------------
 Beneficially       (8)  Shared Voting Power 2,473,224
                                             ------------------------------
  Owned by
                         --------------------------------------------------
    Each            (9)  Sole Dispositive Power 3,071,357
                                                ---------------------------
  Reporting
                         --------------------------------------------------
   Person          (10)  Shared Dispositive Power 2,473,224
                                                  -------------------------
    With
                         --------------------------------------------------
--------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person 5,544,581
                                                                  --------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                   -----------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11) 18.5%
                                                        ------------------------

(14) Type of Reporting Person (See Instructions) OO
                                                 -------------------------------

CUSIP No. 374276 10 3

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Wade Torrance
     ---------------------------------------------------------------------------

     ---------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

/ /  (a)
          ----------------------------------------------------------------------

/X/  (b)
          ----------------------------------------------------------------------

(3)  SEC Use Only
                  --------------------------------------------------------------

(4)  Source of Funds (See Instructions) OO
                                        ----------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e).                                                    / /

(6)  Citizenship or Place of Organization
     U.S.
     ---------------------------------------------------------------------------

--------------
  Number of         (7)  Sole Voting Power 0
                                           --------------------------------
   Shares
                         --------------------------------------------------
 Beneficially       (8)  Shared Voting Power 2,473,224
                                             ------------------------------
  Owned by
                         --------------------------------------------------
    Each            (9)  Sole Dispositive Power 0
                                                ---------------------------
  Reporting
                         --------------------------------------------------
   Person          (10)  Shared Dispositive Power 2,473,224
                                                  -------------------------
    With
                         --------------------------------------------------
--------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person 2,473,224
                                                                  --------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                   -----------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11) 8.3%
                                                        ------------------------

(14) Type of Reporting Person (See Instructions) IN
                                                 -------------------------------

Item 1.   SECURITY AND ISSUER.

          The class of equity securities to which this Statement on Schedule 13D (this "Statement") relates is the shares of common stock, par value $0.01 per share (the "Shares"), of Getty Images, Inc. (the "Issuer"), a Delaware corporation. The principal executive offices of the Issuer are located at 122 South Michigan Avenue, Suite 900, Chicago, IL 60606.

Item 2.   IDENTITY AND BACKGROUND.

          This Statement is being filed jointly by Mark Torrance, a U.S. citizen residing in the State of Washington, and PDI, L.L.C., a Washington limited liability company ("PDI") and Wade Torrance, a U.S. citizen residing in the State of Washington.

          The principal business address for both Mark Torrance and PDI is 2013 Fourth Avenue, 4th Floor, Seattle, Washington 98121. The principal address for Wade Torrance is The Highlands, Seattle, Washington 98117. Mark
Torrance's principal occupation is Co-Chairman of the Issuer.   Wade
Torrance's principal occupation is investor. PDI was initially formed to hold and to vote the shares of common stock of PhotoDisc, Inc., a Washington corporation ("PhotoDisc"), which were transferred to PDI pursuant to the terms of a Property Settlement Agreement between Mark Torrance and Wade B. Torrance. Upon consummation of the Merger (as defined below in Item 3), PDI received Shares in exchange for shares of common stock, par value $0.01 per share of PhotoDisc ("PhotoDisc Shares"). Mark Torrance and Wade B. Torrance desired to continue to have their respective interests in the Shares received in the Merger to be held in PDI with voting and management of the Shares held by PDI and governed by the terms of Amended and Restated Limited Liability Company Agreement of PDI dated as of February 9, 1998 (the "PDI LLC Agreement") by and among Mark Torrance, Wade Torrance, Mark Torrance and Stephen K. Gattis as Co-Trustees for the Alexandra W. Torrance Trust, the Rosemary E. Torrance Trust and the Thomas M. Torrance Trust (all such parties referred to as the "Members"). Wade Torrance is Mark Torrance's former wife.
 Alexandra W. Torrance, Rosemary E. Torrance and Thomas M. Torrance are the children of Mark Torrance and Wade Torrance. Mark Torrance holds approximately 51.1% of the membership interests in PDI, with Wade Torrance holding approximately 44.6% and Mark Torrance and Stephen K. Gattis as Co-Trustees holding approximately 1.4% for each of the Alexandra W. Torrance Trust, the Rosemary E. Torrance Trust and the Thomas M. Torrance Trust.

          The initial manager of PDI is Mark Torrance (the "Manager"). Except as otherwise provided in the PDI LLC Agreement, the Manager has the exclusive right and power to manage, operate and control PDI and to do all things and make all decisions necessary or appropriate to carry on the business and affairs of PDI.

          In addition to the rights and powers set forth above, the Manager has, without limitation, the following specific rights and powers: (i) to vote all of the Shares of Issuer (or of any successor entity) owned or held by PDI, subject to the restrictions described in the

PDI LLC Agreement; (ii) to sell Issuer's Shares, including sales of stock directly to the Manager at fair market value; PROVIDED, that in no event shall the Manager sell Issuer's Shares that represent Class B Assets (defined in the PDI Agreement as Wade Torrance's interests in PDI) without the express written consent of a majority of the Class B Members (defined in the PDI LLC Agreement as "Wade Torrance"), except as defined and permitted under the PDI LLC Agreement; and (iii) to perform any and all other acts necessary or incidental to (a) the foregoing powers or (b) the general authority and powers of the Manager set forth in the PDI LLC Agreement.

          However, the following decisions require the following approvals of the Members:

     (i) a vote in regard to a sale or exchange of all or substantially all of the assets of, a recapitalization of and/or a tax-free reorganization of PDI (a "Reorganization") if such assets include Class B Assets shall require the written consent of a majority of the Class B Members unless the Reorganization has been recommended by the Issuer (or such successor's) board of directors (the "Issuer Board");
    (ii) continuation of PDI after its termination date shall require the written consent of a majority of Class A Members (defined in the PDI LLC Agreement as "Mark Torrance") and a majority of Class B Members;
   (iii) except under certain circumstances, the dissolution and winding up of PDI shall require the written consent of a Super Majority of Members (defined within the PDI LLC Agreement as at least 67% of the ownership of all the Members); and
    (iv) amendment of the PDI LLC Agreement as provided therein shall require the written consent of a majority of Class A Members and a majority of Class B Members.

          Under the terms of the PDI LLC Agreement, no Member may voluntarily or involuntarily, directly or indirectly, sell, transfer, assign, pledge or otherwise dispose of; mortgage, pledge, hypothecate or otherwise encumber; or permit or suffer any encumbrance of all or any part of such Member's interest in the Company, except as provided under the PDI LLC Agreement. The PDI LLC Agreement prescribes certain rights of first refusal on proposed transfers of Member interests and other transfer restrictions.

          Pursuant to the PDI LLC Agreement, the Members agreed that, after the consummation of the Merger (as defined below in Item 3), the Manager shall distribute 250,000 Shares to the Class B Member from the Class B Assets. The Class B Member shall thereafter have the right upon no less than 20 days' advance written notice to the Manager to request distribution of the then remaining Class B Assets ("Remaining Shares") at the following times and in the following amounts: (i) during December 1998, up to 20% of the Remaining Shares;
(ii) during December 1999, up to 20% of the Remaining Shares (plus amounts not previously requested); (iii) during December 2000, up to 20% of the Remaining Shares (plus amounts not previously requested); (iv) during December 2001, up to 20% of the Remaining Shares (plus amounts not previously requested under the PDI LLC Agreement); and (v) during December 2002, any then Remaining Shares.

          The Manager may, in his sole discretion, cause PDI to make additional non-liquidating distributions to any class of Members from such Member's Class of assets; PROVIDED, that if the Manager shall at any time dispose of or distribute a greater percentage of Class A Assets (defined in the PDI LLC Agreement as those interests in PDI held by Mark Torrance) than the percentage of Class B Assets that has previously been distributed or become eligible for distribution under the PDI LLC Agreement then the Class B Member shall be entitled to request immediate distribution of additional Class B Assets so that the percentage of Class A Assets and Class B Assets so disposed of or distributed shall remain equal.

          The summary of the PDI LLC Agreement set forth above does not purport to be complete and is subject, and qualified in its entirety by reference, to all the terms and provisions contained within the actual agreement which is attached hereto as Exhibit 1 and which is deemed to be incorporated herein by reference.

          During the last five years, none of Mark Torrance, PDI or Wade Torrance has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          On February 9, 1998, Mark Torrance acquired 33,598 Shares, and PDI acquired 5,544,581 Shares, in connection with the Transactions (as defined below) pursuant to the Merger Agreement, dated as of September 15, 1997 (the "Merger Agreement"), by and among Issuer, Getty Communications plc, a public limited company organized under the laws of England and Wales and the predecessor of Issuer ("Getty Communications"), PhotoDisc and Print Merger, Inc., a Washington corporation and wholly owned subsidiary of Issuer ("Merger Sub").

          Mark Torrance and PDI each received Shares and an amount of cash in exchange for their respective holdings of PhotoDisc Shares. Mark Torrance held 46,154 PhotoDisc Shares and PDI held 7,616,748 PhotoDisc Shares. Pursuant to the Merger Agreement, upon the terms and subject to the conditions thereof, (i) pursuant to a scheme of arrangement (the "Scheme of Arrangement") in accordance with the Companies Act of 1985 of Great Britain (the"Companies Act"), each issued Class B ordinary share, nominal value one pence per share ("Getty Communications Class B Ordinary Shares"), of Getty Communications was converted into one Class A ordinary share, nominal value one pence per share ("Getty Communications Class A Ordinary Shares", and together with Getty

Communications Class B Ordinary Shares, the "Getty Communications Ordinary Shares"), of Getty Communications, each Getty Communications Ordinary Share was transferred to Issuer or its nominees and the holders of Getty Communications Ordinary Shares were issued one Issuer Share for every two Getty Communications Ordinary Shares held of record by such holders, and Getty Communications became a wholly owned subsidiary of Issuer; and (ii) PhotoDisc was merged with and into Merger Sub (the "Merger", and, together with the Scheme of Arrangement, the "Transactions"), with Merger Sub as the surviving corporation in the Merger becoming a wholly owned subsidiary of Issuer and the then outstanding PhotoDisc Shares were converted into the right to receive the amount of cash and the number of Shares specified in the Merger Agreement.

Item 4.   PURPOSE OF TRANSACTION.

          Mark Torrance, PDI and Wade Torrance acquired the Shares to which this Schedule 13D relates for the purpose of investing in Issuer.

          Mark Torrance, PDI and Wade Torrance from time to time intend to review their respective investments in Issuer on the basis of various factors, including Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for Issuer's securities in particular, as well as other developments and other investment opportunities. Based upon such review, Mark Torrance, PDI and Wade Torrance will take such actions in the future as they may deem appropriate in light of the circumstances existing from time to time. If Mark Torrance, PDI and Wade Torrance believe that further investment in Issuer is attractive, whether because of the market price of Issuer's securities or otherwise, they may acquire Shares either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, Mark Torrance, PDI and Wade Torrance may determine to dispose of some or all of the Shares currently owned by them or otherwise acquired by them either in the open market or in privately negotiated transactions. As described in
Item 2, the Manager has agreed to distribute 250,000 shares held by PDI to Wade Torrance. Depending upon market and other factors, Wade Torrance may determine to dispose of some or all of such Shares.

          Except as set forth above or in Item 2, Mark Torrance, PDI and Wade Torrance have not formulated any plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of Issuer or the disposition of securities of Issuer, (ii) an extraordinary corporate transaction involving Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of the assets of Issuer or any of its subsidiaries, (iv) any change in the present board of directors or management of Issuer, (v) any material change in Issuer's capitalization or dividend policy, (vi) any other material change in Issuer's business or corporate structure, (vii) any change in Issuer's charter or bylaws or other instruments corresponding thereto or other action which may impede the acquisition of control of Issuer by any person, (viii) causing a class of Issuer's securities to be deregistered or delisted, (ix) a class of equity securities of Issuer becoming eligible for termination of registration or (x) any action similar to any of those enumerated above.

Item 5.   INTEREST IN SECURITIES OF ISSUER.

          Based on the most recent information available to Mark Torrance, PDI and Wade Torrance, each of Mark Torrance, PDI and Wade Torrance are deemed to beneficially own the number of Shares and the percentage of outstanding Shares listed in the responses to Items 11 and 13, respectively, on Mark Torrance's, PDI's and Wade Torrance's respective cover pages filed herewith, and such responses are incorporated by reference herein. In addition, the number of Shares with respect to which each of Mark Torrance, PDI and Wade Torrance (i) has sole voting power, (ii) shares voting power,
(iii) has sole dispositive power, and (iv) shares dispositive power, are listed in responses to Items 7, 8, 9, and 10, respectively, on Mark Torrance's, PDI's and Wade Torrance's respective cover pages filed herewith, and such responses are incorporated by reference herein.

          Mark Torrance is deemed to be the beneficial owner of the following
Shares:

     (i)  33,598 Shares owned directly by Mark Torrance; and

    (ii) 5,544,581 Shares owned by PDI, the limited liability company of which Mark Torrance is the Manager.

          PDI is deemed to be the beneficial owner of 5,544,581 Shares owned by PDI directly.

          By virtue of her membership interest in PDI, Wade Torrance is deemed to be the beneficial owner of 2,473,224 shares held by PDI.

          Except as described herein, none of Mark Torrance, PDI or Wade Torrance has acquired or disposed of, or entered into any other transaction with respect to, any Shares during the past 60 days.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

          Mark Torrance, PDI and Wade Torrance are parties to the following agreements, arrangements, understandings or relationships with respect to securities of Issuer, which are summarized in the following sections. (The summaries below do not purport to be complete and are subject, and qualified in their entirety by reference, to all the terms and provisions contained within the actual agreements.)

A.   STOCKHOLDERS' AGREEMENT

          The Stockholders' Agreement dated as of February 9, 1998 (the "Stockholders' Agreement") by and among (i) Issuer, (ii) Getty Investments, Mark H. Getty, Jonathan D. Klein, Crediton Limited and the October 1993 Trust (collectively, the "Getty Group"), and (iii) PDI, Mark Torrance and Wade Torrance (collectively, the "Torrance Group"), and together with the Getty Group, the "Significant Stockholders"), places certain restrictions on the Significant Stockholders' abilities to transfer Shares. Pursuant to the terms of the Stockholders' Agreement, no Significant Stockholder may sell, encumber or otherwise transfer such Significant Stockholders' Shares except (i) to Permitted Transferees (as defined below); (ii) pursuant to the terms of the Stockholders' Agreement; (iii) pursuant to a registered public offering of Shares in which no person or "Group" will purchase more than five percent of the then outstanding Shares; or (iv) sales within the Rule 144 volume limitations (or within two times the Rule 144(e) volume limitations for sellers entitled to rely upon Rule 144(k)), or in a cashless exercise of options. A "Permitted Transferee" is defined as (i) Issuer or its subsidiaries; (ii) in the case of any Significant Stockholder who is a natural person, a person to whom Shares are transferred from such Significant Stockholder by gift, will or the laws of descent and distribution; (iii) any other member of the Getty Group or the Torrance Group, as the case may be (and any Permitted Transferee of such Group); (iv) any affiliate of any Significant Stockholder; or (v) with respect only to the taking of an encumbrance on Shares, any commercial bank or other financial institution that lends funds to a Significant Stockholder on the condition of taking such encumbrance in such Significant Stockholders' Shares.

          If any Significant Stockholder (a "Prospective Seller") receives from a person, other than a Permitted Transferee or another Significant Stockholder (a "Stockholders' Agreement Third Party"), a bona fide offer to purchase any or all of such Prospective Seller's Shares (the "Offered Stock") and such Prospective Seller desires to sell the Offered Stock to such Stockholders' Agreement Third Party, the Prospective Seller must provide written notice (the "Offer Notice") of such offer to Issuer and the other Significant Stockholders constituting the Significant Stockholders' "Group" in which the Prospective Seller does not belong. The Offer Notice will constitute an offer by such Prospective Seller to sell to the recipients of such Offer Notice all of the Offered Stock at the price per share of Shares at which the sale to the Stockholders' Agreement Third Party is proposed to be made in cash and will be irrevocable for ten days after receipt of such Offer Notice. The Prospective Seller has the right to reject any or all of the acceptances of the offer to sell the Offered Stock and sell all, but not less than all, the Offered Stock to the Stockholders' Agreement Third Party if (i) the Prospective Seller has not received acceptances as to all the Offered Stock prior to the expiration of the ten-day period following receipt of the Offer Notice or (ii) an accepting party fails to consummate the purchase of the Offered Stock and neither Issuer nor the other Significant Stockholders who received the Offer Notice are prepared to purchase such Offered Stock within five business days of receiving notice of such failed purchase. The obligations and rights of the Significant Stockholders relating to the rights of first refusal will terminate when the Getty Group or the Torrance Group, as the case may be, and any of such "Group's" Permitted Transferees collectively beneficially own fewer than the greater of 3,000,000 Shares and such number of Shares as is equal to two percent or less of the then outstanding Shares.

          Each of the Torrance Group and the Getty Group will have the right, subject to termination conditions, to nominate one director. For so long as the Getty Group has the right to nominate one director, it shall also have the right to appoint from among the directors of Issuer, the Chairman of Issuer, provided, however, that for so long as either Mark Torrance or Mark H. Getty are Co-Chairmen of the Board of Directors of Issuer (the "Issuer Board"), such right shall not be in effect.

          Issuer shall include as a nominee for the Issuer Board the person designated by each of the Getty Group and the Torrance Group and shall nominate such person and use its reasonable best efforts to cause the election of such person, unless the Issuer Board, in the exercise of its fiduciary duties, reasonably shall determine that such person is not qualified to serve on the Issuer Board. If the Issuer Board reasonably determines that such designee is not so qualified, the Group designating such nominee shall have the opportunity to specify one additional designee who shall be so included as a nominee subject to the qualification set forth in the immediately preceding sentence.

          The Significant Stockholders have agreed to take such actions within their control as are necessary to implement each "Group's" right to appoint a director, including the voting of their respective shares in favor of the nominees designated by the Getty Group and the Torrance Group in accordance with the Stockholders' Agreement.

          The foregoing description of the Stockholders' Agreement is qualified in its entirety by reference to such agreement, a copy of which is attached hereto as Exhibit 2.

B.   REGISTRATION RIGHTS AGREEMENT

          The Registration Rights Agreement, dated as of February 9, 1998 (the "PDI Registration Rights Agreement"), among Issuer, PDI and Mark Torrance (Mark Torrance and PDI together being the "PDI Shareholders") gives the PDI Shareholders the right to require Issuer to file a registration statement with respect to all or a portion of the PDI Shareholders' Shares (a "PDI Demand Right"). Pursuant to the PDI Registration Rights Agreement, the PDI Shareholders have three "long form" and two "short form" PDI Demand Rights. The PDI Shareholders may exercise a "long form" PDI Demand Right only if the aggregate number of Shares covered by the "long form" PDI Demand Right is greater than such number of Shares equal to 25% of the aggregate Shares owned by the PDI Shareholders as of the effective time of the Transactions. The PDI Shareholders may exercise a "short form" PDI Demand Right only if the aggregate number of Shares covered by such Demand Right is greater than 350,000 shares.
In addition to their PDI Demand Rights, the PDI Shareholders have the right to have any or all of their Shares included in any registration by Issuer (a "PDI Piggy-Back Right"), subject to certain limitations that may be imposed by the managing underwriter. Both the PDI Demand Rights and PDI Piggy-Back Rights will terminate on the earlier of (i) immediately, once all of the PDI Shareholders' Shares can be sold within a three-month period under the volume limitation of Rule 144 of the Securities Act or (ii) on the 15th anniversary of the date of the PDI Registration Rights Agreement.

          The foregoing description of the PDI Registration Rights Agreement is qualified in its entirety by reference to such agreement, a copy of which is attached hereto as Exhibit 3.

C.   ESCROW AGREEMENT

          As a condition to the consummation of the Transactions, Issuer, certain principal shareholders of PhotoDisc (the "Principal PhotoDisc Shareholders"), Mark Torrance, as designated representative of the Principal Stockholders, and an escrow agent executed and delivered, an Escrow Agreement (the "Escrow Agreement"), dated as of February 9, 1998. Pursuant to the Merger Agreement and the Escrow Agreement, at closing of the Transactions (the "Closing"), Issuer deposited into an escrow fund certificates representing 12.5% of the number of shares of Shares (the "Escrow Shares") to be issued to each Principal PhotoDisc Shareholder at Closing (an aggregate of 1,006,938 Shares, including 4,200 Shares issued to Mark Torrance and 693,073 Shares issued to PDI) to secure the indemnification obligations of the Principal PhotoDisc Shareholders contained in the Merger Agreement and the Stockholders' Transaction Agreement, dated as of September 15, 1997, among Issuer, the Principal PhotoDisc Shareholders and Mark Torrance, as designated representative of the Principal Stockholders.

          The foregoing description of the Escrow Agreement is qualified in its entirety by reference to such agreement, a copy of which is attached hereto as
Exhibit 4.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.


 Description                          Exhibit Number
------------------------------------  -----------------------------------------
 Amended and Restated Limited         1
 Liability Company Agreement of
 PDI, L.L.C. dated as of
 February 9, 1998, by and among
 Mark Torrance, Wade Torrance,
 Mark Torrance and Stephen K.
 Gattis as Co-Trustees for the
 Alexandra W. Torrance Trust,
 the Rosemary E. Torrance Trust
 and the Thomas M. Torrance
 Trust

 Stockholders' Agreement, dated       2
 as of February 9, 1998, by and
 among (i) Getty Images, Inc.,
 (ii) Getty Investments L.L.C.,
 Mark Getty, Jonathan Klein,
 Crediton Limited and the
 October 1993 Trust and
 (iii) PDI, L.L.C., Mark
 Torrance and Wade Torrance

 The Registration Rights              3
 Agreement, dated as of
 February 9, 1998, among Getty
 Images, Inc., PDI, L.L.C. and
 Mark Torrance

 The Escrow Agreement, dated as       4
 of February 9, 1998, by and
 among Getty Images, Inc., the
 Principal Shareholders of
 PhotoDisc (as defined
 therein), Mark Torrance, as
 designated representative of
 the Principal Stockholders,
 and Citibank, N.A., as escrow
 agent

Joint Filing Agreement,               5
dated February 19, 1998, by
and among Mark Torrance, PDI,
L.L.C. and Wade Torrance

                                      SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


February 19, 1998


                                              /s/ Mark Torrance
                                   --------------------------------------
                                              Mark Torrance

                                      SIGNATURE



          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



February 19, 1998                       PDI, L.L.C.


                                        By:         /s/ Mark Torrance
                                             ----------------------------------
                                                Name:  Mark Torrance
                                                Title:    Manager

                                      SIGNATURE



          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



February 19, 1998


                                        By:         /s/ Wade Torrance
                                             ----------------------------------
                                                  Wade Torrance

                                    EXHIBIT INDEX


 Exhibit      Description                                             Page
--------------------------------------------------------------------------------
 1            Amended and Restated Limited Liability Company
              Agreement of PDI, L.L.C. dated as of
              February 9, 1998, by and among Mark Torrance,
              Wade Torrance, Mark Torrance and Stephen K. Gattis as Co-Trustees for the Alexandra W. Torrance
              Trust, the Rosemary E. Torrance Trust and the
              Thomas M. Torrance Trust

 2 Stockholders' Agreement, dated as of February 9, 1998, by and among (i) Getty Images, Inc.,
              (ii) Getty Investments L.L.C., Mark Getty,
              Jonathan Klein, Crediton Limited and the
              October 1993 Trust and (iii) PDI, L.L.C., Mark Torrance and Wade Torrance

 3            The Registration Rights Agreement, dated as of
              February 9, 1998, among Getty Images, Inc.,
              PDI, L.L.C. and Mark Torrance

 4 The Escrow Agreement, dated as of February 9, 1998, by and among Getty Images, Inc., the Principal Shareholders of PhotoDisc (as defined therein), Mark Torrance, as designated representative of the Principal Stockholders, and Citibank, N.A., as escrow agent

 5 Joint Filing Agreement, dated as February 19, 1998, by and among Mark Torrance, PDI, L.L.C. and Wade Torrance.